SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarter ended April 30, 2005

Commission File No. 000-29512

Barbeques Galore Limited

ABN 92 008 577 759

327 Chisholm Road, Auburn, New South Wales, 2144, Australia

Registrant’s telephone number, including area code 61-2-9704-4177

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FORM 6-K

For the Quarter Ended April 30, 2005

FINANCIAL INFORMATION

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In A$ thousands, except share data

ITEM 1.	Financial Statements.

	April 30, 2005	January 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,779	$1,095
Accounts receivable, net of allowance of $178 at April 30, 2005 and $200 at January 31, 2005	8,214	7,666
Other Receivables	1,326	6,050
Inventories (note 2)	63,665	58,401
Deferred income taxes	4,032	3,076
Prepaid expenses and other current assets	3,889	1,873

Total current assets	84,905	78,161
Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $38,543 at April 30, 2005 and $37,297 at January 31, 2005	23,056	21,376
Goodwill, net of accumulated amortization of $478 at April 30, 2005 and $478 at January 31, 2005	1,420	1,393
Deferred income taxes	3,652	3,498
Other non-current assets	841	845

Total assets	$113,874	$105,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	38,689	29,425
Payables to related parties	5	4
Short-term bank borrowings	22,783	20,206
Current portion of obligations under capital leases	780	1,264
Income tax payable	3	3

Total current liabilities	62,260	50,902
Non-current liabilities:
Obligations under capital leases, excluding current portion	3,241	2,333
Other long-term liabilities	3,700	3,730

Total liabilities	69,201	56,965

Shareholders’ equity:
Ordinary shares, no par value –27,437,853 shares authorized; 4,671,091 and 4,670,291 shares issued at April 30, 2005 and January 31, 2005, respectively; 4,246,091 and 4,245,291 shares outstanding at April 30, 2005 and January 31, 2005, respectively	41,672	41,667
Accumulated other comprehensive (loss)	(5,230)	(5,084)
Retained earnings	10,427	13,921

	46,869	50,504
Less: Treasury stock at cost – 425,000 Ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	44,673	48,308

Total liabilities and shareholders’ equity	$113,874	$105,273

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

In A$ thousands, except share and per share data

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004
	(Unaudited)
Net sales	$59,685	$57,823
Cost of goods sold, warehouse, distribution and occupancy costs	44,200	40,995

Gross profit	15,485	16,828
Selling, general and administrative expenses	20,471	18,971
Store pre-opening costs	103	98
Relocation and closure costs (gains)	—	(99)

Operating (loss)	(5,089)	(2,142)
Interest expense	314	459

(Loss) before income tax	(5,403)	(2,601)
Income tax (benefit)	(1,909)	(966)

Net (loss)	(3,494)	(1,635)
Other comprehensive (loss) income	(146)	1,664

Comprehensive (loss) income	$(3,640)	$29

Basic (loss) per share	$(0.82)	$(0.40)

Diluted (loss) per share	$(0.82)	$(0.40)

Weighted average shares outstanding (in thousands)
– Basic	4,246	4,117

– Diluted	4,246	4,117

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In A$ thousands

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004
	(Unaudited)
Cash flows from operating activities:
Net (loss)	$(3,494)	$(1,635)
Non-cash charges, net	284	352
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(2,753)	(1,357)
Inventories	(5,481)	(1,677)
Other assets	(29)	(6)
Accounts payable and accrued liabilities	9,401	371

Net cash (used in) operating activities	(2,072)	(3,952)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	4,876	9
Capital expenditures	(2,267)	(1,119)

Net cash provided by (used in) investing activities	2,609	(1,110)

Cash flows from financing activities:
Proceeds from borrowings	6,946	14,000
Loans repayments (paid)	(4,300)	(6,072)
Principal payments under capital leases	(498)	(684)

Net cash provided by financing activities	2,148	7,244

Net increase in cash and cash equivalents	2,685	2,182
Cash and cash equivalents at beginning of period	1,095	3,521
Effects of exchange rate fluctuations	(1)	299

Cash and cash equivalents at end of period	$3,779	$6,002

Supplemental disclosure of cash flow information:
Income taxes paid	$1	$332

Interest paid	$324	$438

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (“Commission”).

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed by Barbeques Galore Limited (the “Company”) with the Commission on August 10, 2005. In the opinion of management, the unaudited condensed consolidated financial statements as of April 30, 2005 and for the three months ended April 30, 2005 and April 30, 2004 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2. Inventories

The major classes of inventories are as follows:

	April 30, 2005	January 31, 2005
In A$ thousands	(Unaudited)
Finished goods	$61,815	$56,349
Work in progress	1,260	740
Raw materials	590	1,312

	$63,665	$58,401

3. (Loss) per Share

Basic (loss) per share is computed by dividing net (loss) available to ordinary shareholders by the weighted average number of ordinary shares. Diluted (loss) per share is computed by dividing net (loss) available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

4. Recently Adopted Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”, (“FIN 46”) and which was subsequently revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and requires companies to evaluate whether they have controlling financial interests in entities through means other than voting rights and accordingly should consolidate the entities. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies for periods ended April 30, 2004 for variable interest entities acquired prior to February 1, 2003. The Company has evaluated the conditions relating to the application of FIN 46 and is satisfied that it is not the primary beneficiary in any variable interest entities. Accordingly, the adoption of FIN 46 had no impact on the Company’s financial position or results of operations.

5. Recently Issued Accounting Standards

In December 2004, the FASB issued Statement No. 151, “Inventory Costs”, (“Statement 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Under Statement 151, such items will be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Any costs outside the normal range would be considered a period expense instead of an inventoried cost. This standard is effective for the Company for the fiscal year beginning February 1, 2006. The adoption of Statement 151 is not expected to have a material impact on the Company’s financial position or net earnings.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29”, (“Statement 153”). The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a similar productive asset should be based on the recorded amount of the asset relinquished. This standard is effective for the Company for the fiscal year beginning February 1, 2006. The adoption of Statement 153 is not expected to have a material impact on the Company’s financial position or net earnings.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment”, (“Statement 123R”). The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company will be required to apply Statement 123R as of February 1, 2006 and intends to use the modified-prospective-transition method, as defined therein. The scope of Statement 123R includes a wide range of share-based compensation arrangements including share options. Statement 123R replaces Statement 123 and supersedes Opinion 25. The pro-forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. The Company is evaluating the requirements of Statement 123R and expects that the adoption may have a material impact on its future consolidated statements of operations.

6. Segments and Related Information

The Company is engaged in the retail industry and operates through retail stores located in two geographic segments, Australia and the United States. Both segments generate revenue from the sale of barbecues, other backyard products and heating products.

The Company identifies its operating segments based on the presentation of the information that the Chief Operating Decision Maker reviews to make decisions about the allocation of resources. For the purpose of applying SFAS 131, “Disclosure About Segments of An Enterprise and Relation Information”, the Company has aggregated segments based upon geographical similarities and has aggregated all reportable segments into either United States or Australia operations.

The Company measures the performance of its operating segments based on gross profit and operating (loss), which is defined as (loss) before interest expense and income tax (benefit). In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
	(in A$ thousands)
Three Months to April 30, 2005
Revenues from external customers	$24,334	$35,351	$59,685

Gross profit	$5,140	$10,345	$15,485

Operating (loss)	$(2,969)	$(2,120)	$(5,089)

Income tax (benefit)	$(1,034)	$(875)	$(1,909)

Depreciation and amortization	$790	$612	$1,402

Property, plant and equipment, net	$12,051	$11,005	$23,056

Goodwill	$1,126	$294	$1,420

Capital expenditures	$407	$1,860	$2,267

Total assets	$57,513	$56,361	$113,874

Three Months to April 30, 2004
Revenues from external customers	$24,232	$33,591	$57,823

Gross profit	$6,359	$10,469	$16,828

Operating (loss)	$(1,735)	$(407)	$(2,142)

Income tax (benefit)	$(788)	$(178)	$(966)

Depreciation and amortization	$768	$539	$1,307

Property, plant and equipment, net	$15,133	$8,003	$23,136

Goodwill	$1,092	$—	$1,092

Capital expenditures	$244	$875	$1,119

Total assets	$64,762	$50,110	$114,872

7. Share Option Plan

The Company applies the intrinsic-value-based method of Accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations including FASB Interpretation No.44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, to account for its stock options. Under this method, compensation expense is recorded on the date of grant only if the then current market price of the underlying common stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”) and FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No.123”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on the net (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004
	(Unaudited)
	(In A$ thousands except per share data)
Net (loss)
As reported	$(3,494)	$(1,635)
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(16)	(103)

Pro-forma	$(3,510)	$(1,738)

Basic (loss) per share
As reported	$(0.82)	$(0.40)
Pro-forma	$(0.83)	$(0.42)
Diluted (loss) per share
As reported	$(0.82)	$(0.40)
Pro-forma	$(0.83)	$(0.42)

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and the Operating and Financial Review and Prospects contained in the Company’s 2005 Annual Report on Form 20-F.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. Unless the context requires otherwise, references to “Barbeques Galore,” “we,” “our,” “us” and similar terms refer to Barbeques Galore Limited and its consolidated subsidiaries. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Specifically, without limitation, statements relating to our:

(1)	identification of new areas for growth in our United States and Australian store bases respectively;

(2)	expansion of product range to include other backyard products; and

(3)	strengthening of our alliances with overseas manufacturers

are forward-looking statements within the meaning of Safe Harbor of the abovementioned laws. These statements are based on management’s current expectations and are subject to certain risks and uncertainties.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” within this section and elsewhere in the Company’s Annual Report on Form 20-F (File No. 000-29512) for the fiscal year ended January 31, 2005, filed with the Commission on August 10, 2005. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that we file from time to time with the Commission.

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles, in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, outdoor furniture and backyard products. As of April 30, 2005, we owned and operated 43 stores in all six states in Australia and 69 stores (including two U.S. Military concession stores), in nine states in the United States. In addition, as of such date, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

There are a number of internal and external key performance indicators which we use to manage our business. Internally, we examine, amongst other factors, period comparisons on overall transactions, unit sales divided into price points, (commencing at the lower-end of the market under A$400, middle-market to A$1,000 and ending at the high-end of the market in excess of A$1,000), gross margin analysis by product category and expense ratios. Externally, we examine, amongst other factors, performance by peers (their reports), economic data (specifically consumer confidence and in particular, related to durables), foreign exchange movements, interest rates and taxation.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the three months ended April 30, 2005, these categories represented 27.7%, 59.2%, 6.3% and 6.7% respectively, of our net sales for such period, representing a (0.4)%, 5.2%, (0.6)% and 7.2 (decrease) increase over their respective net sales levels for the three months ended April 30, 2004.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of our financial condition and results and which require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee and the Board of Directors. These critical accounting policies include:

Impairment of Long-Lived Assets and Goodwill

Long-lived assets, excluding goodwill, are periodically reviewed for impairment by comparing the carrying value of the assets with the undiscounted cash flows expected to be generated by the long-lived asset or asset group. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method, using a discount rate that approximates the incremental borrowing rate. Assumptions are made with respect to cash flows expected to be generated by the related assets based upon updated projections. Any changes in key assumptions or market conditions could result in an unanticipated impairment charge. For instance, in the event of a major market downturn, individual stores may become unprofitable which could result in a write-down of the carrying value of the assets located in those stores. Any impairment would be recognized in operating results if a permanent reduction were to occur.

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment annually, at the end of our fourth quarter, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit’s net assets below its carrying value. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated by discounting expected future cash flows from the reporting unit. An impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

Income Taxes

Income taxes are determined by management based on current tax regulations in the taxing jurisdictions in which we conduct our business. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some, or all of the deferred tax asset, will not be realized. In various situations, a valuation allowance is determined based on estimates of the tax effects for certain transactions, the estimated reversal of timing differences and future projected profitability based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention which could alter previous conclusions, the change in estimate could result in a material adverse or favorable impact on the financial statements.

Inventory Reserves

Inventories are valued at the lower of cost or market using the first-in, first-out method. In assessing the adequacy of our reserve for inventory net realizable value, we make assumptions in relation to future demand and market conditions. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Trade Accounts Receivable Allowance

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and is determined monthly based on historical write-off experience. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Future collections or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due.

Results of Operations

The following table sets forth our unaudited consolidated operating results as a percentage of net sales for the three months ended April 30, 2005 and 2004. Given the degree of seasonality to which our business is subject, our quarterly results and comparisons of such quarterly results to prior years’ quarters are not necessarily indicative of future results.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004
	(Unaudited)
Net sales	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	74.1	70.9

Gross profit	25.9	29.1
Selling, general and administrative expenses	34.3	32.8
Store pre-opening costs	0.1	0.2
Relocation and closure costs (gains)	0.0	(0.2)

Operating (loss)	(8.5)	(3.7)
Interest expense	0.5	0.8

(Loss) before income tax	(9.0)	(4.5)
Income tax (benefit)	(3.2)	(1.7)

Net (loss)	(5.8)%	(2.8)%

There has been no material impact of inflation and changing prices on our net sales and operating (loss) for the three months ended April 30, 2005 and 2004, respectively.

Strategy

Our main focus is on retail particularly in further developing our retail brand Barbeques Galore both in the United States and Australia.

Our unique retailing concept differentiates us from our competitors by:

(i)	offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points;

(ii)	offering certain heating products;

(iii)	in the case of Australia, expanding our product range to include outdoor furniture and backyard products;

(iv)	showcasing these products at convenient store locations with a shopping environment that promotes the backyard experience; and

(v)	providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs.

In the United States we intend to develop our brand by growing our store base and ‘filling in’ existing markets and examining new markets based on an analysis of demographics and customer profiles which emanate from our existing stores and which will enable us to identify new areas for growth. Our marketing strategy is currently centered around the print media.

In Australia, we enjoy a high level of retail brand awareness and will be seeking to further exploit that awareness by further expanding our product range to include a comprehensive range of patio furniture and other backyard products. We have re-merchandized our stores to encompass the backyard and they are supported by a marketing strategy “Good Times Galore” through both the print and electronic media.

Our aim is to be the “Category Killer” in the barbecue industry in the United States and in the “Backyard” generally, in Australia.

On the supply side, we will continue to develop proprietary products to keep us at the forefront of the industries in which we operate and strengthen our alliances with overseas manufacturers.

TABLE OF CONSOLIDATED STATEMENTS OF OPERATIONS IN A$’000

		Three months ended April 30,
	Notes	2005		2004		% change
		(Unaudited)
Net sales
- Australia		A$	24,334	A$	24,232	0.4
- USA			35,351		33,591	5.2

Total net sales	1,2		59,685		57,823	3.2
Cost of goods sold, warehouse, distribution and occupancy costs			44,200		40,995	(7.8)

Gross profit	3		15,485		16,828	(8.0)
Selling, general and administrative expenses	4		20,471		18,971	(7.9)
Store pre-opening costs			103		98	(5.1)
Relocation and closure costs (gains)	5		—		(99)	(100.0)

Operating (loss)			(5,089)		(2,142)	(137.6)
Interest expense	6		314		459	31.6

(Loss) before income tax			(5,403)		(2,601)	(107.7)
Income tax (benefit)	7		(1,909)		(966)	97.6

Net (loss)		A$	(3,494)	A$	(1,635)	(113.7)%

Three Months Ended April 30, 2005 Compared to Three Months Ended April 30, 2004

1	Table of Comparable Store Sales

	Three months ended April 30,
	2005 versus 2004 % Increase/(Decrease)	2004 versus 2003 % Increase
USA (in US$ terms)	4.8	19.2
Australia (in A$ terms)	(4.5)	2.8

2	Sales

The overall increase of A$1.9 million in total net sales comprises increases of:

•	A$0.5 million in U.S.A. comparable store sales;

•	A$0.3 million in export sales due to an increased market share in Europe on the part of our U.K. export distributor; and

•	A$1.9 million in sales from stores in both the U.S.A. and Australia which did not form part of comparable store sales.

These increases were partially offset by a A$0.8 million decrease in Australian comparable sales due to a general slow-down in the Australian retail industry particularly for consumer durables.

In the U.S.A., sales in US$ terms increased by US$2.3 million comprising an increase of US$1.1 million in comparable store sales and US$1.6 million from new store openings. This was partially offset by reduced net sales of US$0.4 million to franchisees, having regard particularly to our acquisition of the franchised outlets at Atlanta and Duluth, Georgia, respectively, during the previous fiscal quarter.

In the United States, one new store was opened at Norwalk, CT during the fiscal quarter ended April 30, 2005 with a second store opening in this area planned for September 2005 in Scarsdale, NY. A further two new stores were opened during the second fiscal quarter at Alpharetta, GA, near Atlanta and at Temecula, CA, near San Diego.

In Australia, the Mile End store in South Australia (“SA”) was relocated, the licensed store at Tweed Heads, New South Wales (“NSW”) was purchased and the Bowral, NSW store was sold to a licensee. The company opened a new store at Capalaba, Queensland in July 2005 and later this year, will relocate its stores in Castle Hill, NSW and Camperdown, NSW to improved locations.

3	Gross profit percentage and gross profit dollars

The gross profit percentage is derived from the deduction in the cost of goods sold, warehouse, distribution and occupancy costs from net sales.

In the U.S.A., gross profit percentage decreased by 2.2% and A$0.2 million in dollar terms, due to:

•	strong growth in lower margin stainless steel grills;

•	changes in sales mix resulting in the continued erosion of higher margin imported product from China;

•	occupancy costs of approximately A$0.2 million in relation to stores that were opened or acquired during the current fiscal quarter; and

•	a sharp increase in delivery charges pursuant to higher fuel costs.

In Australia, gross profit percentage at the retail level decreased by 3.6% and A$0.6 million in dollar terms due to:

•	a change in pricing strategy which brought about a reduction in selling price; and

•	increased occupancy costs of approximately A$0.2 million when compared to the comparable fiscal quarter last year;

In the case of Australian Licensees, gross profit decreased by 9.9% and A$0.4 million in dollar terms due to a change in pricing strategy which brought about a reduction in selling price.

4	Selling, general and administrative expenses (“SGA”)

In the U.S.A., SGA increased by A$1.3 million due to:

•	the impact of six additional stores when compared to the comparable fiscal quarter last year and the resultant increase of A$0.6 million in operating expenses;

•	a change in marketing strategy which increased advertising by A$0.3 million (including A$0.1 million incurred in respect of the six additional stores); and

•	increased variable sales related expenses (commissions and sales promotion) of approximately A$0.4 million resulting from increased sales at stores open in excess of one year.

In Australia, SGA increased by A$0.2 million due primarily to:

•	increased payroll expenditure associated with new store openings and employee award pay increases totaling A$0.4 million,

partially offset by:

•	the implementation of our strategy to scale back our wholesale barbecue business, resulting in fewer staff members and lower overheads, decreasing SGA by $0.2 million.

5	Relocation and closure costs (gains)

There were no relocation and closure (gains) for the current fiscal quarter.

During the comparable period in fiscal 2005, the relocation and closure costs arose from the loss of profits insurance payment received pursuant to the Keswick, Australia store fire on April 5, 2003.

6	Interest expense

The decrease in interest expense comprises reductions in the areas of trade finance and property, partially offset by increases in USA interest.

7	Income Tax (benefit)

Our effective tax rate was 35.3% (benefit) for the three months ended April 30, 2005 as a result of using a linear rate of 30% and 40% for the taxing of Australian and U.S.A. losses, respectively.

During the comparable period in 2004, our effective tax rate was 37.1% (benefit) for the three months ended April 30, 2004 as a result of using a linear rate of 30% and 40% for the taxing of Australian and U.S.A. losses, respectively.

Liquidity and Capital Resources

We have historically financed our operations through cash flow from operations and bank borrowings. During the quarter ended October 31, 2004 and as part of a re-arrangement of our credit lines between the U.S.A. and Australia, our U.S.A. operating subsidiaries, Barbeques Galore, Inc. and Barbeques Galore Online, Inc. entered into an agreement for the establishment of a US$15.0 million revolving line of credit facility with the Union Bank of California, N.A. (“UBC”) (“the “UBC Facility”). The unutilized portion of the facility is available for immediate borrowings in the U.S.A., subject to borrowing base limitations defined in the debt agreement. As part of this arrangement the previous credit facility with Merrill Lynch Business Financial Services, Inc. was repaid.

Borrowings under the UBC Facility include both a subjective acceleration clause and a requirement to maintain a lock-box arrangement whereby remittances from our customers reduce the debt outstanding. Pursuant to EITF 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement”, borrowings which reflect the aforementioned characteristics, are considered short-term obligations and have accordingly been classified as a current liability.

Indebtedness under the UBC Facility accrues interest at the UBC’s Reference Rate as defined in the aforementioned agreement or, the London Inter-bank Offered Rate (“LIBOR”) plus 1.65%, is secured by a first security interest in certain assets of Barbeques Galore, Inc. and Barbeques Galore Online, Inc. and guaranteed by The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc. The UBC Facility matures on November 23, 2007, being three years from the date of the initial advance. The UBC Facility is subject to financial covenants including minimum loan balance and maximum capital expenditures.

In Australia as of April 30, 2005, we had access to a facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), of up to A$28.6 million (reduced on July 21, 2005 to A$23.8 million), comprising real property loans, overdraft, leasing, interchangeable commercial bill acceptance discount facilities, foreign currency and other facilities. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the UBC Facility), in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (U.S.A.), Inc. and Barbeques Galore, Inc.

All Australian committed facilities are provided subject to regular periodic review of required limits, our performance and the normal terms and conditions, including financial covenants, (relating to gearing ratios, fixed charge cover ratio, working capital ratio and restrictions on the level of shareholder funds, dividends paid and capital expenditures), applicable to bank lending. As of April 30, 2005, we are in compliance with these financial covenants and we believe we will meet the applicable financial covenants associated with these facilities upon the next ANZ Facility review.

The next ANZ Facility review is anticipated to take place on October 31, 2005 when the ANZ may, in its absolute discretion, change some or all of the terms and conditions of the ANZ Facility which may include changing the interest rate, varying the type and level of assets secured and covenants imposed, varying the level of the facility including its withdrawal or other matters. Any change by ANZ will require 30 days’ notice. In the event of the ANZ Facility falling due for repayment as a result of its review, we expect to have sufficient operating cash flows at that time and the ability to obtain alternative funding to repay the ANZ Facility in full.

Cash flows used in operations in the three months ended April 30, 2005 and 2004 were A$2.1 million and 4.0 million, respectively. During the three months ended April 30, 2005, net cash used in operating activities has decreased by comparison with the comparable prior year period, primarily due to changes in operating assets and liabilities.

Net cash flows provided by (used in) investing activities for the three months ended April 30, 2005 and 2004, were A$2.6 million and A$(1.1) million respectively. In Australia, cash flows used in investing activities resulted primarily from capital expenditures related to:

•	the purchase of the Licensee store at Tweed Heads in NSW;

•	relocation of the Mile End store in SA; and

•	the acquisition of various items of plant and equipment.

In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the new stores situated at Folsom, California and Norwalk, Connecticut and the remodeling of the franchised store at Atlanta, Georgia. During the comparable period in 2004, cash flows used in investing activities in Australia, resulted primarily from capital expenditures related to new store openings at Hoppers Crossing in Victoria and Marion in SA, payment of lease residuals for the acquisition of warehouse and store equipment and the acquisition of various items of plant and equipment. In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the remodeling of the store situated at Kearny Mesa in San Diego, California and the acquisition of a vehicle and various items of equipment for stores and head office.

In the U.S.A. we intend to move cautiously ahead with selective expansion, investigating store expansion opportunities in existing as well as new geographic markets. In Australia, with the retail environment remaining difficult, we are planning to roll out a new marketing strategy.

The cash flows used in operations and investing activities have been largely sourced from borrowings under the ANZ and UBC Facilities.

At April 30, 2005 we had working capital of A$22.6 million. We normally maintain minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and UBC.

We believe the ANZ and UBC Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

There are specified Permitted Distributions as part of the UBC Facility, relating to the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility such that we are entitled to pay in any twelve month period, up to 33 1/3% of the net income in the immediately preceding twelve months.

Risk Factors

The following are certain factors that you should consider when evaluating our business, financial conditions and results of operations. However, these factors are not exclusive and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

If we do not successfully implement our proposed store expansion program, we will not be able to attain the financial and operational goals that we and the investment community expect.

Our growth is partially dependent upon our ability to successfully expand our store base, particularly in the United States. This will embrace such factors as the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor and, if necessary, the obtaining of additional financing for those sites. In addition, we must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of our growth. There can be no assurance that we would be able to locate suitable store sites or enter into suitable lease agreements. In addition, we cannot assure you that, as we open new stores in existing markets, these new stores will not have an adverse effect on comparable store sales at existing stores in these markets. Failure to open new stores on a timely basis, obtain acceptance in markets in which we currently have limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

As part of our growth strategy, we may also open stores in new markets where we will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by our store networks in existing markets. Expansion into new markets may present, construction, operating, marketing, product ranging, climatic and competitive challenges that are different from those encountered in the past within our existing markets. Any store expansion program will attract an increase in store pre-opening costs and related capital expenditure. We cannot assure you that we will anticipate all the challenges and changing demands that our proposed store expansion program will impose on our management or operations and failure to adapt thereto, would adversely affect the implementation of our growth strategy.

Weakening economic conditions may have an adverse affect on our business and results of operation.

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, rising fuel costs, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration in each state and territory of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

We face business, political and economic risk because we transact business outside of the United States.

Our headquarters, non-U.S. stores, exports and limited wholesale and manufacturing operations are located in Australia. We transact a large proportion of our business in Australia and obtain the majority of our merchandise, parts and raw materials from China and other markets outside of the United States and Australia, such as Taiwan, Indonesia, Thailand and Italy. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	compulsory resumption of a Barbeques Galore store by statutory authority in connection with an infrastructure project or otherwise;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences;

•	labor stoppages or strikes;

•	freight rates and shipping charges;

•	availability and cost of raw materials;

•	acts of terrorism;

•	port closures;

•	actual or intended warfare; and

•	medical issues such as Severe Acute Respiratory Syndrome (“SARS”).

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase the majority of our merchandise and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2005, approximately 58% of our merchandise purchases in such period were obtained from our ten largest vendors. We consider certain barbecue brands to be significant to our business, especially in the United States. No single vendor accounted for more than 5% of our merchandise purchases other than Grand Hall Enterprises Limited, Chant (Far East) Limited, Honfield Limited, Dimension Industries Company Limited and the Weber group of companies which supplied us with approximately 13.73%, 12.68%, 7.60%, 6.66% and 5.78% respectively, of our merchandise purchases during the fiscal year ended January 31, 2005 and Grand Hall Enterprises Limited, Chant (Far East) Limited, Honfield Limited, Nexgrill Limited, Sakura Limited and the Weber group of companies which supplied us with approximately 21.43%, 12.28%, 10.78%, 6.76%, 6.70% and 5.96% respectively, of our merchandise purchases during the three months ended April 30, 2005. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers.

Foreign currency fluctuations could adversely affect our results.

We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues, purchases and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally economically hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

In our U.S. operations, however, we have not and currently do not actively economically hedge against exchange rate fluctuations, as the vast majority of our U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could thus affect the market price for our American Depository Shares (“ADSs”). Pursuant to a decision by the Board of Directors to initiate a regular dividend policy, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guarantee Trust Company as the Depositary, if any cash dividends were paid in Australian dollars on the Ordinary Shares represented by the ADSs. Similarly, the above exchange rate fluctuations would also affect the conversion into Australian dollars (for payment to holders of ADSs) by the Depository, if any cash dividends were paid in U.S. dollars on the Ordinary Shares represented by the ADSs.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

The market for barbecues and our other product offerings is highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline, which could adversely affect our revenues.

Changing merchandise trends, consumer demands or product quality could adversely affect our sales.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers investing more in their backyards and spending more quality time in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

Failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business.

Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale (“POS”) registers which manage all sales transactions and store based purchasing transactions. The store check out registers are networked to an In-Store Processor (“ISP”) located in the back office of each store. At the end of each day’s processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

The success of our operations depends on our ability to hire, train and retain competent managers and other personnel and to manage the systems and operational components of our growth. Failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development in Australia and Director, Sydney Selati, Director and Chairman of Barbeques Galore, Inc., our U.S. operating subsidiary, Michael Lindblad, Chief Executive Officer, responsible for all aspects of our U.S. retail operations, with all senior U.S. operating executives reporting directly to him and Michael Varley, Head of Product Management and Development in the United States. We do not have long-term employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our business strategies would be adversely affected.

We have identified a number of areas in our operations in which improvement would have a significant impact on our business strategies. In addition, when we expand into new regions, we may need additional warehouse capacity. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

Our business is subject to substantial seasonal variations which have caused and which we expect to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. We believe this is the general pattern associated with our segment of the retail industry and expect that this pattern will continue in the future. Sales of any of our major product lines, however, (in particular home heaters and outdoor furniture), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors, shifts in timing of holidays and shifts in consumer tastes. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products, delivery times of products from overseas manufacturers and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter and expect to experience such losses in the future. Because of these fluctuations in operating results, our results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We depend on third-party carriers to distribute our products.

We distribute merchandise to our stores primarily from our distribution centers located at Auburn, NSW, a third-party distribution center at Yennora, NSW, at Ontario, California and Charlotte, North Carolina. In distributing our merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia and China, to the United States and from China to Australia, as well as third-party surface freight carriers to transport all our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather, including hurricanes and flooding;

•	import regulation;

•	changes in fuel prices;

•	medical issues such as SARS; and

•	port closures due to acts of actual or threatened terrorism.

In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores. If our third-party carriers fail to distribute our products or our distribution facilities cannot support our needs, our sales will suffer and our results of operations will be adversely affected.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

Many of our products use gas or wood and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and their personal use are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, quality standards, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products. Such restrictions may negatively impact our sales and cause our business to suffer.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

As of April 30, 2005, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. A large part of our licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon 90 days’ notice. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

Product liability claims could materially adversely affect our customer relations and costs.

Failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using one or more of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case.

Our manufacturing operations are subject to government regulations.

Our limited barbecue and home heater manufacturing operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To-date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) were placed into liquidation on August 27, 2001. We have replaced these insurance policies with other insurers and currently have one claim of A$265,000, excluding legal costs, against us on foot in relation to the period during which we were covered by HIH. Although this claim was the subject of a successful court appeal by the Company, the opposing party has recently been granted leave to make a further appeal to the High Court of Australia. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

Restrictions On Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia. There would, however, be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs then the level of foreign ownership of our equity securities would be approximately 66%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Share Option Plan (the “1997 Plan”) at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 497,640 Ordinary Shares underlying stock options granted under our 1997 Plan as of April 30, 2005, which, barring acceleration, became/will become exercisable as to 84,686 in full at a price of US$2.54 per Ordinary Share at any time on or after July 1, 2002, as to 118,352 in full at a price of US$3.02 per Ordinary Share at any time on or after July 1, 2002, as to 22,600 in full at a price of US$4.10 per Ordinary Share at any time on or after January 1, 2003, as to 133,950 in full at a price of US$4.67 per Ordinary Share at any time on or after July 1, 2004, as to 16,000 in full at a price of US$5.10 per Ordinary Share at any time on or after September 1, 2004, as to 79,552 in full at a price of US$6.38 per Ordinary Share at any time on or after April 11, 2005, as to 25,000 in full at a price of US$4.74 per Ordinary Share at any time on or after September 15, 2005 and as to 17,500 in three equal installments at a price of US$4.26 per Ordinary Share on April 11, 2006, April 11, 2007 and April 11, 2008, according to the terms of the 1997 Plan.

Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs.

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

•	provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•	authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2005 income year (which for most taxpayers is the year ended June 30, 2005). For individuals, the rate of tax increases from 29% to a maximum of 47%. If the Ordinary Shares or ADSs, however, are held for twelve months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain.

There are specified Permitted Distributions as part of the UBC Facility, relating to the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility such that we are entitled to pay in any twelve month period, up to 33 1/3% of the net income in the immediately preceding twelve months.

ITEM 3.	Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in interest rates as follows:

Interest Rate Risk

Because we have short-term bank borrowings under the UBC Facility and ANZ Facility, we are exposed to changes in interest rates.

We have historically financed our operations through cash flow from operations and bank borrowings. During the quarter ended October 31, 2004 and as part of a re-arrangement of our credit lines between the U.S.A. and Australia, our U.S.A. operating subsidiaries, Barbeques Galore, Inc. and Barbeques Galore Online, Inc. entered into an agreement for the establishment of the UBC Facility in the amount of US$15.0 million. As part of this arrangement the previous credit facility with Merrill Lynch Business Financial Services, Inc. was repaid.

Borrowings under the UBC Facility include both a subjective acceleration clause and a requirement to maintain a lock-box arrangement whereby remittances from the Company’s customers reduce the debt outstanding. Pursuant to EITF95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement”, borrowings which reflect the aforementioned characteristics, are considered short-term obligations and have accordingly been classified as a current liability.

Indebtedness under the UBC Facility accrues interest at the UBC’s Reference Rate as defined in the aforementioned agreement or, the London Inter-bank Offered Rate (“LIBOR”) plus 1.65%, is secured by a first security interest in certain assets of Barbeques Galore, Inc. and Barbeques Galore Online, Inc. and guaranteed by The Galore Group (U.S.A.), Inc., the parent of Barbeques Galore, Inc. The UBC Facility matures on November 23, 2007, being three years from the date of the initial advance. The UBC Facility is subject to financial covenants including minimum loan balance and maximum capital expenditures.

As of April 30, 2005 and 2004, the weighted average interest rates accruing on the revolving line of credit under the UBC Facility and the bank bills utilized under the ANZ Facility were as follows:

	April 30, 2005	January 31, 2005	April 30, 2005	January 31, 2005
	(In A$ thousands)		(Interest rate per annum)
Revolving line of credit(1)	$10,783	$7,406	4.8%	5.3%
Bank bills(2)	12,000	9,000	6.2%	6.0%
Property loans(2)	—	3,800	—	6.9% to 7.5%

(1)	Forms part of the UBC Facility.

(2)	Forms part of the ANZ Facility.

The difference between the carrying value and fair value of long-term debt is not significant.

PART II

OTHER INFORMATION

ITEM 1.	Legal Proceedings

There are no material legal proceedings pending against us. We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

ITEM 2.	Changes in Securities and Use of Proceeds

None.

ITEM 3.	Defaults Upon Senior Securities

None.

ITEM 4.	Submission of Matters to a Vote of Security Holders

None.

ITEM 5.	Other Information

None.

ITEM 6.	Exhibits and Current Reports on Form 6-K

(a) Exhibits

Exhibit Number

3.1	Memorandum and Articles of Association. (1)

4.1	Form of Specimen of American Depositary Receipt. (1)

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder. (1)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.

(b) We filed a quarterly report on Form 6-K on December 14, 2004 but filed no current reports on Form 6-K during the quarter ended April 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARBEQUES GALORE LIMITED

October 3, 2005	By	/s/ ROBERT GAVSHON
Robert Gavshon
Deputy Chairman of the Board of Directors and General Counsel

EXHIBIT INDEX

Exhibit Number

3.1	Memorandum and Articles of Association. (1)

4.1	Form of Specimen of American Depositary Receipt. (1)

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder. (1)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.